Exhibit 4.2

DESCRIPTION OF CERTAIN OF REGISTRANT’S SECURITIES

General

The following is a summary of information concerning the capital stock of Iridium Communications Inc. References to “Iridium” and the “Company” herein are, unless the context otherwise indicates, only to Iridium Communications Inc. and not to any of its subsidiaries. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s amended and restated certificate of incorporation, as amended to date, or collectively our restated certificate, and the Company’s amended and restated bylaws, or our restated bylaws, and are entirely qualified by reference to the provisions of these documents, which are incorporated by reference as Exhibits 3.1, 3.4 and 3.5, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

Authorized Capital Stock

Our restated certificate authorizes us to issue up to 300,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2019, there were 131,632,085 shares of common stock outstanding. We previously authorized and issued 1,000,000 shares of Series A Preferred Stock and 500,000 shares of Series B Preferred Stock, none of which shares are currently outstanding. The remaining 500,000 shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Restrictions on Stock Ownership and Transfer

Under our restated certificate, we may restrict the ownership, or proposed ownership, of our common stock or preferred stock by any person if such ownership or proposed ownership is or could be inconsistent with, or in violation of, any provision of the Communications Act of 1934, as amended, and the rules, regulations or policies promulgated thereunder, or collectively the Federal Communications Laws, or such ownership or proposed ownership limits or impairs, or could limit or impair, our business activities or our proposed business activities under the Federal Communications Laws.

Description of Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our restated certificate and our restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Description of Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

Anti-Takeover Provisions

Our restated certificate provides that all stockholder actions must be effected at a duly called meeting of stockholders and has eliminated the right of stockholders to act by written consent without a meeting. Our restated bylaws provide that only our chairman of the board or a majority of the entire board of directors may call a special meeting of stockholders. Our restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing and must comply with specific requirements as to the form and content of the stockholder’s notice.

The combination of these provisions may make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to effect a change of control of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Street, Brooklyn, NY 11219.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “IRDM.”